CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

 TSX Venture Exchange Symbol: CMA

March 4, 2010

U.S. 20-F Registration:  000-29870

OTC BB: CRMXF

Frankfurt Stock Exchange:  DFL

CREAM MINERALS ANNOUNCES RESULTS OF INDUCED POLARIZATION SURVEY, 900 METRE LONG ANOMALY IDENTIFIED

Vancouver, BC – March 4, 2010 - Cream Minerals Ltd. (TSX-V - CMA) ("Cream" or the "Company") is pleased to announce the results from its linecutting and induced polarization (“IP”) survey programme carried out in late November to early December 2009 on its Blueberry property, located some 20 kilometres northeast of Flin Flon, Manitoba.

A strong chargeability response - the IP response parameter - was obtained over the 250 metre by 400 metre outcrop containing numerous gold occurrences (see NR October 28, 2009). The outcrop is in the northeastern end of a strong response of some 900 metres length that strikes southwesterly paralleling numerous splays of the Mikanagan fault zone. Three other smaller zones of higher chargeability were recorded to the northwest and southeast of the main anomaly. Below is a display of the anomaly.

.

341500E
342000E
342500E
343000E
343500E
6084000N
6083500N
6083000N
MB6219
Berry 1
MB8931
Mineralized
Outcrop
IP Anomaly
100 0 100 200
(meters)
NAD83 / UTM zone 14N
N

CREAM MINERALS LTD.

CONTOURS OF APPARENT CHARGEABILITY (mV/V) - N=2

BLUEBERRY GOLD PROPERTY, MANITOBA

At present the data is being compiled and will be assessed with that of historical exploration work done in the immediate area, to better define targets for a follow-up drill programme.

2005 Prospecting Samples Taken from Large Outcrop
Sample	Au (gm/mt)	Width
7903	11.13	Grab
7912	5.69	Grab
7914	2.51	Grab
7928	43.28	0.2m
7932	2.74	0.3m
7943	5.84	Grab
7947	5.33	Grab
7955	11.89	0.5m
7956	25.55	0.5m
7959	4.05	0.3m

Mr. Peter Walcott P.Eng. supervises the IP programmes on the Blueberry Project. He is responsible for the technical reporting and is the Company’s “Qualified Person” for the purpose of National Instrument NI 43-101.

For further information, please contact:

Frank A. Lang, BA, MA, P.Eng.

Chairman of the Board

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.